United States securities and exchange commission logo





                          April 9, 2024

       Nicole Sandford
       Chief Executive Officer
       Aspira Women's Health Inc.
       12117 Bee Caves Road, Building III, Suite 100
       Austin, Texas 78738

                                                        Re: Aspira Women's
Health Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 5, 2024
                                                            File No. 333-278543

       Dear Nicole Sandford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Josh Seidenfeld, Esq.